Mail Stop 4561

April 7, 2006

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed March 27, 2006
        File No. 333-128637

Dear Mr. Thorne:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the accountants are still conducting their review of this filing, and we may have additional comments.

2.   We note Amendments No. 1 and No. 2 to the Amended and Restated Limited Liability Company Operating Agreement of DIV Holding LLC filed as exhibits. Please tell us why admitting new members after the registration statement is filed does not constitute a sale of shares in this offering. In addition, please provide a detailed integration analysis. Finally, please advise us as to how many members have been admitted since the

registration statement was filed and the number of common shares to be issued to these new members.

3.   We note that you have included disclosure of your results of operations using EBITDA and EBITDA margin which appear to be non-GAAP financial measures. Please revise your disclosure to include the information required by Item 10(e) of Regulation S-K.

4.   We note your disclosure in the first paragraph on page ii. Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary.

Summary, page 1

Our Company, page 1

5.   We note your revised disclosure in the first paragraph on page 1. Please revise your disclosure to clarify in the first sentence of this paragraph that references to your leading position are not based on your percentage of revenues compared to the overall defense budget and that greater revenues are generated by government military contractors that also build the equipment that they support and with whom you compete with respect to the outsourcing of technical services.

6.   In light of the fact that your revenues during the nine month period ended December 30, 2005 represented an increase of slightly over one percent from the prior nine-month period, please advise us as to why you believe it is appropriate in the summary to show a CAGR of 27.9 percent from FY 2003 to FY 2005. Since it appears that most of this growth occurred from 2003 to 2004, please revise your disclosure to discuss your results of operations on a period-to-period basis rather than a CAGR basis.

Business Strategy, page 5

7.   We note your statement on page 5 that you believe that your profitability will continue to improve as your customers shift away from cost-reimbursement and time-and-materials contracts to fixed-price contracts. Please expand your disclosure to provide the basis for your belief that your customers are shifting away from cost-reimbursement and time-and-materials contracts and state the increased percentage of fixed price contracts in your business mix. We note your disclosure on page 78 that appears to contradict your assertion here and shows that the portion of your revenues comprised of fixed-price contracts has decreased from 30 percent to 24 and then increased to 27 percent from FY 2003 to FY 2005. Please revise or advise us as to why you believe the recent increase constitutes a trend in light of the fact that the overall portion of your revenues generated from fixed-price contracts in FY 2003 is virtually the same as the portion generated during the nine months ended December 30, 2005.

Sponsor, page 7

8.   Please expand your disclosure in the summary to briefly describe the benefits that your sponsor and its affiliates will receive as a result of this offering. For example, please state the portion as a dollar amount of (i) the $100 million special Class B dividend that will be received by Veritas Capital and (ii) the redemption payment relating to your preferred stock to be received by Veritas Capital. In addition, please disclose any other amounts to be received by Veritas Capital in connection with the offering transactions, including any transaction fees, such as the $10 million fee disclosed on page 68.

Ownership Structure, page 8

9.   Please revise your ownership chart on page 8 to show the structure on a post-offering basis. In addition, please revise this chart and the chart on page 33 to provide the percentage of your outstanding shares that will be held by public shareholders following this offering and the percentage that will continue to be held by DIV Holdings, LLC.

The Offering Transactions, page 9

10.   We note the statement on pages 9, 12, 35 and 37 that assuming the redemption of all of your currently outstanding preferred stock on May 1, 2006, holders of your preferred stock will receive $____ million, an increase of $___ million over the December 30, 2005 amount disclosed in this prospectus and that there will be a corresponding decrease of $___ million in the redemption of the senior subordinated notes. Please revise your disclosure to omit this statement and simply state the redemption amount of the preferred stock and the senior subordinated notes as of the proposed redemption date.

11.   We note your statement on pages 9 and 35 that if the distribution takes place on May 1, 2006, on the basis of net profits since your inception, the distribution to the holders of your Class B common stock would be a return of capital. Please expand your disclosure to clarify, if true, that the entire distribution would represent a return of capital.

Use of Proceeds, page 11

12.   It is not clear why you are presenting the amount of proceeds to be received assuming a $1 increase or decrease in the offering price. The amount of proceeds estimated here should be based on the midpoint of the price range as stated on the cover page. Please revise here and in all other locations where you include similar disclosure.

Management, page 86

13.   We note your new directors. Please revise your disclosure to briefly describe the business experience during the last five years of each director in accordance with Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 95

14.   We note that, in consideration for planning, structuring and related services with respect to the offering transactions, you will pay to Veritas Capital $5 million. We further note your disclosure on page 68 that you entered into a first amendment and waiver of your senior secured credit facility that permits you to pay a transaction fee to Veritas Capital related to the initial public offering of up to $10 million. Please reconcile this disclosure and revise, as appropriate, page 95 to state the fee that you will pay to Veritas Capital.

15.   Please expand your disclosure to state the respective amounts of the $100 million special Class B dividend and the redemption payment relating to the preferred stock to be received by Veritas and the executive officers, directors and other employees that hold interests of DIV Holdings, LLC. In addition, please identify these executive officers, directors and other employees.

16.   Please disclose the amount of compensation paid to Rock Gorman during FY 2005.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP